UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

BALLY’S CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90171V204
(CUSIP Number)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,424,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,424,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,424,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,424,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,424,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,424,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 18 TO SCHEDULE 13D

This Amendment No. 18 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021, April 6, 2021, April 16, 2021, April 22, 2022, August 11, 2021, October 8, 2021 and December 9, 2021 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4 is hereby amended by adding the following at the end thereof:
On January 25, 2022, Standard General delivered a non-binding letter (the "Proposal Letter") to the board of directors of the Company proposing a transaction under which it would acquire all of the outstanding shares of Common Stock not currently owned by Standard General at a price of $38.00 per share.
As described in the Proposal Letter, Standard General expects that the Board of Directors  of the Company will appoint a special committee of independent directors to consider its proposal and make a recommendation to the Board of Directors.  Standard General will not move forward with the transaction unless it is approved by such a special committee.  In addition, the transaction will be subject to a non-waivable condition requiring the approval of holders of a majority of the shares of the Company not owned by Standard General or its affiliates.
No assurances can be given that a transaction will be consummated.  The Proposal Letter provides that no legally binding obligation with respect to a transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto.
The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 99.3 hereto, which is incorporated by reference herein.
Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) All transactions in shares of the Issuer’s Common Stock effected by the Reporting Persons during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date of Transaction	No. Underlying Shares	Option Purchase Price/Share	Exercise Price/Share	Option Expiration Date
Stock Option (right to buy)	12/10/2021	34,884	$32.7914	$5.00	12/17/2021
Stock Option (right to buy)	12/13/2021	45,155	$31.1691	$5.00	12/17/2021
Stock Option (right to buy)	12/14/2021	57,607	$30.6938	$5.00	12/17/2021
Stock Option (right to buy)	12/16/2021	88,025	$29.0816	$5.00	12/17/2021

Transaction	Date of Transaction	No. Underlying Shares	Exercise Price/Share
Stock Option Exercise	12/17/2021	725,780	$5.00
Stock Option Exercise	12/17/2021	357,000	$0.01

The percentages reported herein are based on a statement in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 that there were 54,363,371 shares of the Issuer's Common Stock outstanding as of October 31, 2021.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 4 is incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits
99.3  Proposal Letter (as defined above)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022

STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name: Joseph Mause
Title: Chief Finanical Officer

SOOHYUNG KIM

By:	/s/ Soohung Kim
Sooyung Kim